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17008402

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SEC Mail Processing Section

MAR 01 2017

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52121

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BURCH & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4151 N Mulberry Drive, Suite 235
(No. and Street)

Kansas City	MO	64116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David B. Lundgren
(Name – *if individual, state last, first, middle name*)

511 N. Mur Len Rd. #8	Olathe	KS	66026
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, A. Randal Burch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burch & Company, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENIFER L BURCH
Notary Public - Notary Seal
State of Missouri, Platte County
Commission Number 12375281
My Commission Expires Aug 1, 2020

[signature]
Notary Public

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BURCH & COMPANY, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2016

BURCH & COMPANY, INC.

Table of Contents

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
RAYMOND E. MEYER, JR., CPA

TELEPHONE
(913) 782-8530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Burch & Company, Inc.

We have audited the accompanying statement of financial condition of Burch & Company, Inc. as of December 31, 2016, and the related statements of income, changes in shareholders equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Burch & Company, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burch & Company, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under SEC Rule 15c3-1 (Schedule I), The Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 (Schedule II), Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3 (Schedule III), and Reconciliation Pursuant to SEC Rule 17a-5(d)(2) (Schedule IV) have been subjected to audit procedures performed in conjunction with the audit of Burch & Company, Inc.'s financial statements. The supplemental information is the responsibility of Burch & Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under SEC Rule 15c3-1, The Computation for Determination of Reserve Requirements under SEC Rule 15c3-3, Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3, and Reconciliation Pursuant to SEC Rule 17a-5(d)(2) are fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co.

February 24, 2017

BURCH & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS	
Cash	$ 230,314
Prepaid expenses	65,625
Accounts receivable:	
Retainers and fees	557,985
Other	1,704
Property and equipment, net of accumulated depreciation of $41,541	46,732
Total assets	$ 902,360
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable	$ 602,931
Payroll liabilities	33,169
Accrued interest payable	3,750
Accrued income taxes payable	36,810
Deferred taxes	14,559
Subordinated borrowings	75,000
Total liabilities	766,219
Stockholder's equity	
Common stock, $1 par value, 30,000 shares authorized, 1,000 issued and outstanding	1,000
Additional paid-in capital	38,946
Retained earnings	96,195
Total stockholder's equity	136,141
Total liabilities and stockholder's equity	$ 902,360

See notes to the financial statements.

BURCH & COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES	
Mergers and acquisitions retainer and success fees	$ 13,725,974
Administrative fees	586,730
Reimbursed expenses	11,270
Total revenues	14,323,974
EXPENSES	
Commissions	12,762,501
Employee compensation and benefits	946,769
Professional services	139,395
Rent	18,108
Registration fees, insurance and bonding	174,038
Office expenses	52,780
Other administrative expenses	37,435
Total expenses	14,131,026
Income from operations	192,948
OTHER INCOME (EXPENSE)	
Other income	18,307
Interest expense	(8,000)
Total other income (expense)	10,307
Income before income taxes	203,255
INCOME TAXES	
Current expense	55,992
Deferred expense	4,199
Net income	$ 143,064

See notes to the financial statements.

BURCH & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Stockholder's equity, beginning of year	$ 1,000	$ 38,946	$ (46,869)	$ (6,923)
Net income	-	-	143,064	143,064
Stockholder's equity, end of year	$ 1,000	$ 38,946	$ 96,195	$ 136,141

See notes to the financial statements.

BURCH & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2016

Subordinated borrowings, beginning of year	$ 175,000
Repayment of subordinated borrowings	(100,000)
Subordinated borrowings, end of year	$ 75,000

See notes to the financial statements.

BURCH & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 143,064
Adjustments to reconcile net income to net cash used by operating activities	
Depreciation	8,484
Deferred tax expense	4,199
(Increase) decrease in current assets and increase (decrease) in current liabilities	
Retainers and fees receivable	(411,989)
Prepaid expenses	(24,062)
Other receivables	384
Accounts payable	192,784
Payroll tax liabilities	28,209
Income taxes payable	20,324
Accrued interest payable	(750)
Total adjustments	(182,417)
Net cash used by operating activities	(39,353)
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayment of subordinated borrowings	(100,000)
Officer advances, net	13,965
Net cash used by financing activities	(86,035)
Decrease in cash	(125,388)
Cash, beginning of year	355,702
Cash, end of year	$ 230,314
Supplemental Disclosures:	
Interest paid during the year	$ 8,750
Income taxes paid during the year	$ 35,668

See notes to the financial statements.

BURCH & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Burch & Company, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is primarily involved in licensing of mergers and acquisition professionals to accommodate any securities related to middle market mergers and acquisition transactions.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company earns advisory revenues through success fees based upon the occurrence of certain events which may include announcements or completion of various types of financial transactions and also through retainer fee arrangements. Revenue is recognized when: 1) there is a contractual arrangement with a client; 2) agreed upon services have been provided; 3) fees are fixed or determinable; and 4) collection is reasonably assured.

Retainers and Administrative Fees Receivable

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts, and balances that are still outstanding after reasonable collection efforts have been made are written-off. At December 31, 2016 it was determined that no valuation allowance was necessary

Concentrations

Financial Instruments

Financial instruments that potentially subject the Company to significant concentrations consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions which maintain FDIC insurance such that deposits are generally fully covered by insurance.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes and Tax Positions

Current and deferred income taxes are determined in accordance with FASB ASC Topic 740. Under FASB ASC Topic 740, the amount of current and deferred taxes payable or refundable is recognized utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred taxes relate to the use of accelerated depreciation methods and the election to expense property acquisitions for income tax purposes, and the deduction of certain prepaid expenses for tax purposes when paid and writing them off for book purposes over the period benefited.

The components of the deferred tax liability on the statement of financial condition as of December 31, 2016 relate to the following:

Temporary Difference		Related Statement of Financial Condition Account
Depreciation	$ 1,434	Property and equipment
Insurance	13,125	Prepaid expenses
	$14,559	

The current provision consists of $45,454 of federal and $10,538 of state and local taxes due on current year taxable income.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2016, management has determined that there are no material uncertain income tax positions. The Company's income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. As of December 31, 2016, the tax returns for the years 2013 to 2015 are subject to examination.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Property and Depreciation

Property and equipment at December 31, 2016, consists of the following and is depreciated using accelerated and straight-line methods over the following lives:

	Balance	Lives
Office furniture and computer equipment	$ 38,049	5 – 10 years
Automobile	50,224	5 years
	88,273	
Less accumulated depreciation	(41,541)	
	$ 46,732	

Depreciation expense was $8,484 in 2016.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as demand deposits, money market funds and any highly liquid debt instruments with a maturity of three months or less at the time of purchase.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule l5c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2016, the Company had net capital of $66,944 which was $21,833 in excess of its required net capital of $45,111. The percentage of aggregate indebtedness to net capital was 1010.79%.

NOTE 3 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2016 are as follows:

5% Loan Due July 2, 2017	$ 50,000
5% Loan Due July 2, 2017	25,000
	$ 75,000

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 4 – RELATED PARTY TRANSACTIONS

Officer Receivable

During 2016, the Company made advances of $3,830 to its officer/shareholder under a 3.5% demand note. Repayments on the note were $17,795 and there was no balance outstanding at December 31, 2016.

Subordinated Borrowings

During 2016, the Company paid $5,000 of interest on the subordinated borrowings due the officer/shareholder. The $100,000 remaining balance of officer/shareholder subordinated borrowings were repaid in 2016.

M&A Securities, Inc.

During the year, the Company engaged in various transactions with M&A Securities, Inc., a related entity. These transactions included the receipt of $150,000 of business development fees in accordance with the terms of a recruiting and consulting fee agreement, and $30,000 each for shared compliance services and the use of office space.

NOTE 5 – OPERATING LEASE

On May 15, 2015, the Company renewed their lease agreement for office space through July 31, 2020. The renewal also includes the guaranty of M&A Securities, Inc. Future minimum payments due under this lease are:

2017	$ 49,310
2018	51,289
2019	53,268
2020	31,746
	$ 185,613

2016 rental expense was $18,108, net of the $30,000 reimbursed by M&A securities.

NOTE 6 – DEFINED CONTRIBUTION PLAN

The Company has established a Simplified Employee Pension plan which provides for contributions of up to 25% of employee compensation. Pension expense for the year ended December 31, 2016 was $60,000.

NOTE 7 – LITIGATION AND CONTINGENCIES

The Company is one of a number of defendants in a class action civil suit related to individual commercial real estate properties, all of which involve the same sponsor and issuer of securities from the 2006 to 2007 time periods. The properties were affected by the world-wide economic downturn, through the loss of tenants or an inability to refinance. The Company is a co-defendant with numerous other parties, including lenders, real estate brokers, title and escrow companies, attorneys and others. The Company's role was limited to serving as Managing Broker-Dealer and no claimants were customers of the Company. The claims are similar, if not identical, to previous class action suits brought against the Company which were subsequently dismissed in Orange County Superior Court.

This matter is being contested by the Company, however, the final outcome is uncertain and consequently no provision has been made for any potential liability. In the opinion of management, the amount of any loss, if any, that is not recovered from others would not be material to the Company's financial position.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 24, 2017, the date at which these financial statements were available to be issued, and determined there have not been any events that have occurred that would require adjustments to or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

BURCH & COMPANY, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2016

I. Computation of Net Capital Under SEC Rule 15c3-1

Total stockholder's equity	$ 136,141
Subordinated borrowings allowable in the computation of net capital	75,000
Deferred tax liability	14,559
Non-allowable assets	(158,756)
Net capital	66,944
Minimum net capital required, the greater of $5,000 or 6 2/3% of aggregate indebtedness	(45,111)
Excess net capital	$ 21,833
Aggregate indebtedness:	
Total liabilities	$ 766,219
Less deferred taxes	(14,559)
Less subordinated borrowings	(75,000)
Aggregate indebtedness	$ 676,660
Percentage of aggregate indebtedness to net capital	1010.79%

II. Computation for Determination of Reserve Requirements under SEC Rule 15c3-3

The Company operates under the exemptive provisions of paragraph (k)(2)(B) of SEC Rule 15c3-3.

III. Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2016.

IV. Reconciliation Pursuant to SEC Rule 17a-5(d)(2)

Net capital-original December 31, 2016 Form X-17A-5	$ 69,807
Adjustment to original Form as amended February 24, 2017:	
Income taxes payable to actual	(2,863)
Net capital per Schedule I above	$ 66,944

Burch & Co. Inc.

EXEMPTION REPORT

During fiscal year 2016, to the best of knowledge and belief of A. Randal Burch, President of Burch & Company, Inc., Burch & Company, Inc. operated pursuant to exemption 15c3-3(K)(2)(i) as Burch & Company, Inc. did not hold customer funds or safe keep customer securities.

A. Randal Burch

President

4151 N. Mulberry Drive, Suite 235 • Kansas City, MO 64116
Telephone 816-842-4660 • Fax 816-842-4662 • www.burchco.com

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
RAYMOND E. MEYER, JR., CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Burch & Company, Inc.

We have reviewed management's statements, included in the accompanying SEA Rule 17a-5(d)(4) Exemption Report, in which (1) Burch & Company, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Burch & Company, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

David Lundgren & Co.

February 24, 2017

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
RAYMOND E. MEYER, JR., CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholders
of Burch & Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Burch & Company, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Burch & Company, Inc. for the year ended December 31, 2016, solely to assist you and SIPC in evaluating Burch & Company, Inc.'s compliance with the applicable instructions of General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

David Lundgren & Co.

February 24, 2017